Notice to the Oslo Stock Exchange

 ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47 22 54 40 00
Telefax: +4
www.orkla.com



05005344

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 6 Janyary 2005

ORK – Trade subject to notification – options

On 5 January 2005, in connection with Orkla's option programme, 6,000 options were exercised in Orkla shares at a strike price of NOK 132.

A total of 1,917,845 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,510,071 own shares.

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Notice to the Oslo Stock Exchange

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 11 January 2005

ORK – Trade subject to notification – options

On 10 January 2005, in connection with Orkla's option programme, 16,666 options were exercised for cash payment at a strike price of NOK 135.

A total of 1,901,179 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,510,071 own shares.

